Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE THIRD QUARTER FISCAL 2014 RESULTS

TORONTO, ONTARIO – February 3, 2014 – Just Energy Group Inc. announced today that it will release operating results for fiscal 2014 third quarter after the close of the market on February 13, 2014.  The Company will host a conference call and live webcast to review the third quarter results beginning at 11:00 AM eastern daylight time on February 14, 2014 followed by a question and answer period. Executive Chair Rebecca MacDonald; Chief Executive Officer and President Ken Hartwick and Chief Financial Officer Beth Summers will participate on the call.

Just Energy Conference Call and Webcast
• Friday February 14, 2014
• 11:00 AM  EST

Those who wish to participate in the conference call may do so by dialing 1 866 229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=741006&s=1&k=313D289CA48DDB9CC90182DCBA547ECD

For those unable to attend an audio tape rebroadcast will be available starting 2:00 PM  EST February 14, 2014  until February 21, 2014 at midnight.  To access the rebroadcast please dial 1 888 843-7419 and enter the playback reference code 5662147#.  The webcast will be available until May 14, 2014.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers, CPA, CA
Chief Financial Officer
Just Energy
(905) 795-4206
BSummers@JustEnergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com